UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

800 3rd Ave, Suite 2800

New York, NY 10022

Tel: +1 (212) 220-3967

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Disposition

As disclosed in the Current Report on Form 6-K of Color Star Technology Co., Ltd. (the “Company”) filed on April 7, 2020, the Company, Xin Ao Construction Materials, Inc. (“BVI-ACM”), the Company’s wholly owned subsidiary, and Messrs. Xianfu Han and Weili He (the “Purchasers”) had entered into certain share purchase agreement (the “Disposition SPA”) on March 31, 2020. Pursuant to the Disposition SPA, the Purchasers agreed to purchase BVI-ACM in exchange for cash consideration of $600,000 (the “Disposition”).

On May 6, 2020, the Company completed the Disposition after obtaining its shareholders’ approval on April 27, 2020 at the Company’s 2020 annual meeting of shareholders and satisfaction or waiver of all other closing conditions. The proceeds from the Disposition will be used for the Company’s working capital and general corporate purposes.

Below is the Company’s corporate structure chart following the consummation of the Disposition:

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 6, 2020

COLOR STAR TECHNOLOGY CO., LTD.

By:	/s/ Yang (Sean) Liu
Name:	Yang (Sean) Liu
Title:	Chief Executive Officer

2